SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 25, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcements on September 25, 2012 on the Hong Kong Stock Exchange’s website at:

http://www.hkexnews.hk/listedco/listconews/SEHK/2012/0925/LTN20120925395.pdf, regarding a circular with regard to a major transaction relating to the acquisition of aircraft;

http://www.hkexnews.hk/listedco/listconews/SEHK/2012/0925/LTN20120925405.pdf, regarding a notification letter to the Non-registered holders of the Company; and

http://www.hkexnews.hk/listedco/listconews/SEHK/2012/0925/LTN20120925411.pdf, regarding continuing connected transactions: (i) a new Asset Lease Agreement entered into by the Company and CSAHC on September 25, 2012 (after trading hours) and (ii) Property Lease Agreements entered into by the Company and CSAHC.

English versions of the announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: September 25, 2012

CONTENTS

Page

DEFINITIONS 1

LETTER FROM THE BOARD 3

APPENDIX I – FINANCIAL INFORMATION OF THE GROUP 8

APPENDIX II – GENERAL INFORMATION 10

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

"A Share(s)"	A Share(s) of RMB 1.00 each in the capital of the Company
"Acquisition"	the acquisition of the Boeing Aircraft under the Boeing Aircraft Acquisition Agreement
"Articles of Association"	the articles of association of the Company
"ATKs"	the tonnes of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown
"Board"	the board of Directors
"Boeing"	the Boeing Company, the vendor to the Boeing Aircraft Acquisition Agreement
"Boeing Aircraft"	40 Boeing B737 series aircraft, the subject matter of the Boeing Aircraft Acquisition Agreement
"Boeing Aircraft Acquisition Agreement"	the aircraft acquisition agreement entered into between Boeing and Xiamen Airlines on 3 August 2012, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell the Boeing Aircraft
"China" or "PRC"	the People's Republic of China and, for the purpose of this circular, excludes Hong Kong, Macau and Taiwan
"Company"	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, respectively
"CSAHC"	China Southern Air Holding Company, the controlling Shareholder directly and indirectly holding approximately 53.07% equity interest in the Company as at the Latest Practicable Date
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries (as defined under the Listing Rules)

– 1 –

DEFINITIONS

"H Share(s)"	H Share(s) of RMB 1.00 each in the capital of the Company
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	21 September 2012, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	collectively, the A Shares and the H Shares
"Shareholder(s)"	the holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisor(s)"	supervisor(s) of the Company
"US dollars" or "US$"	United States dollars, the lawful currency of the United States of America
"Xiamen Airlines"	Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 51% by the Company

– 2 –

LETTER FROM THE BOARD

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

Registered address:
278 Ji Chang Road
Guangzhou
PRC 510405

Directors:

Non-Executive Directors:
Si Xian Min *(Chairman of the Board)*
Wang Quan Hua
Yuan Xin An

Independent Non-Executive Directors:
Gong Hua Zhang
Wei Jin Cai
Ning Xiang Dong
Liu Chang Le

Supervisors:
Pan Fu *(Chairman of the Supervisory Committee)*
Li Jia Shi
Zhang Wei
Yang Yi Hua
Liang Zhong Gao

26 September 2012

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION
ACQUISITION OF AIRCRAFT

INTRODUCTION

Reference is made to the announcement of the Company dated 3 August 2012. The purpose of this circular is to provide you with, among other things, further details of the Acquisition.

– 3 –

LETTER FROM THE BOARD

BOEING AIRCRAFT ACQUISITION AGREEMENT

Date

3 August 2012

Parties

(i) Xiamen Airlines, as the purchaser. The principal business activity of Xiamen Airlines is that of civil aviation. Xiamen Airlines is owned as to 51% by the Company and is a subsidiary (as defined in the Listing Rules) of the Company.

(ii) Boeing, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors' knowledge, information and belief after having made all reasonable enquiry, each of Boeing and its ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

40 Boeing B737 series aircraft

Consideration

According to the information provided by Boeing, the aggregate catalogue price of the Boeing Aircraft is US$3.36 billion. Such catalogue price includes price for airframe and engine.

The Boeing Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Boeing Aircraft, which is payable in cash, and determined after an arm's length negotiation between the parties, is significantly lower than the catalogue price as provided by Boeing because of certain price concessions granted by Boeing in relation to the Boeing Aircraft, in the form of credit memoranda which could be used to purchase the aircraft, spare parts, or any other goods or services from Boeing. Such credit memoranda were determined after an arm's length negotiation between the parties. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Acquisition on the operating costs of the Group.

In respect of the Acquisition, the Boeing Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Acquisition. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the Boeing Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Boeing to the Company's disclosure of certain information as required under Chapter 14 of the Listing Rules (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Boeing rejected the Company's request in this respect, and insisted preservation of the confidentiality carried with such information to the

– 4 –

LETTER FROM THE BOARD

extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group's cost for the Acquisition and will therefore not be in the interest of the Company and its Shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Boeing Aircraft.

The Board is of the view that the extent of the price concessions granted to Xiamen Airlines in the Acquisition is comparable with the price concessions that the Group had obtained in the past. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Acquisition and each of the previous purchase on the Group's operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the Acquisition will be partly payable by cash and partly by financing arrangements with banking institutions. The Boeing Aircraft will be delivered in stages to Xiamen Airlines during the period commencing from 2016 to 2019.

Source of funding

The Acquisition will be funded partly by internal resources of Xiamen Airlines and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As at the Latest Practicable Date, Xiamen Airlines had not entered into any agreement with any of these commercial banks for financing the Acquisition. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with the Articles of Association and in compliance with the applicable Listing Rules when Xiamen Airlines enters into any agreement with any commercial bank for financing the Acquisition.

Reasons for the Acquisition

The Directors (including the independent non-executive Directors) consider that the Acquisition is consistent with the strategic target and the aircraft fleet structure plan of the Group; and the Acquisition will facilitate the strategic change and the internationalization of the Group, the optimization of the Group's fleet structures, thus maximizing the operational efficiency and enhancing the competitiveness of the Group. The Boeing Aircraft will increase the ATKs of the Group by 7.93% when compared to the ATKs of the Group as at 31 December 2011, without taking into account the adjustment to be made by the Company according to market conditions and age of the aircraft fleet.

The Directors, including the independent non-executive Directors, consider that the Acquisition is in the ordinary and usual course of business of the Group, the terms of the Boeing Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

– 5 –

LETTER FROM THE BOARD

IMPLICATIONS UNDER THE LISTING RULES

Pursuant to Rule 14.08 of the Listing Rules, the consideration ratio under Rule 14.07 of the Listing Rules regarding the Acquisition is above 25% and less than 100%, so the Acquisition constitutes a major transaction of the Company, and therefore is subject to approval by the Shareholders under Rule 14.40 of the Listing Rules.

As no Shareholder has a material interest in the Acquisition, no Shareholder is required to abstain from voting on the resolution to approve the Acquisition at the general meeting.

The Acquisition is also subject to the approval of the relevant government authorities in the PRC.

PROSPECTS

Looking into second half of 2012, the international economic situation will be more complicated with weak growth of the global economy. The recovery of the global economy was embraced by various uncertainties. Chinese economy is facing a greater recession pressure, which causes difficulty to maintain the economy growth. To respond to the difficult domestic and international economic situation, the Chinese government has given top priority to "maintain stable growth" and intends to further stabilize economic growth by continuously strengthening the magnitude of each controlling policy. It is expected that with the launch and adoption of the policies, the domestic economy growth is likely to be stabilized in the second half of 2012 which in turn stimulates the aviation market. Besides, oil price maintains a relatively stable trend, which helps the Group to improve its operating result. However, the industrial competition is still intense during the second half of 2012; and as the exchange rate between RMB and US dollars remains stable basically, material appreciation of RMB is hard to be seen again, so does the material foreign exchange gain.

Given the above reasons, the Group needs to realize such complicated and changing domestic and international economic situation and shall efficiently utilize the advantages from the stable growth trend of Chinese economy to fully capture the market opportunity coming from peak seasons while ensuring the aviation safety and to continue adjusting and optimizing structure, improve the operation quality, enhance cost control and achieve the annual operation target. The Group will focus on the following aspects:

1. To ensure aviation safety with full efforts;

2. To achieve annual operation target;

3. To stably promote the strategic transformation;

4. To improve service quality and strengthen the brand building.

– 6 –

LETTER FROM THE BOARD

GENERAL MEETING

A general meeting will be held on the date to be notified by the Company to approve the Acquisition. As disclosed above, the Acquisition is subject to the approval by the Shareholders. Further notice and announcement will be published by the Company as to the details of the general meeting to be held and the results of the general meeting.

If you are not able to attend and/or vote at the general meeting, you are strongly urged to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

Pursuant to Rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the general meeting must be taken by poll.

RECOMMENDATION

The Directors consider that the Acquisition is fair and reasonable so far as the Shareholders are concerned and accordingly recommend the Shareholders to vote in favour of the resolution in relation to the Acquisition which will be proposed at the general meeting.

ADDITIONAL INFORMATION

Your attention is drawn to the financial and general information set out in the appendices to this circular.

By Order of the Board
Si Xian Min
Chairman

– 7 –

APPENDIX I FINANCIAL INFORMATION OF THE GROUP

1. FINANCIAL INFORMATION OF THE GROUP

Financial information of the Group for each of the three years ended 31 December 2011, 2010 and 2009 and the six months ended 30 June 2012 are disclosed in the following documents which have been published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com):

- annual report of the Company for the year ended 31 December 2011 published on 12 April 2012 (pages 56 – 173);
- annual report of the Company for the year ended 31 December 2010 published on 12 April 2011 (pages 45 – 137);
- annual report of the Company for the year ended 31 December 2009 published on 21 April 2010 (pages 44 – 138); and
- interim report of the Company for the six months ended 30 June 2012 published on 31 August 2012 (pages 15 – 48).

2. INDEBTEDNESS

At the close of business on 31 July 2012, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the total indebtedness of the Group was as follows:

	RMB (Million)
Bank loans and other loans	
Unsecured loans	28,255
Mortgaged loans	23,476
Mortgaged and guaranteed loans	158
Total	51,889
Obligations under finance leases	
Obligations under finance leases without guarantee	17,926
Obligations under finance leases with guarantee	2,374
Total	20,300
Contingent liabilities	
Personal bank loans for pilot trainees	358

– 8 –

APPENDIX I FINANCIAL INFORMATION OF THE GROUP

At 31 July 2012, bank and other loans of the Group of approximately RMB23,634,000,000 were secured by certain aircraft with a carrying amount of RMB30,342,000,000 and certain building with a carrying amount of RMB17,000,000. Obligations under finance leases were secured by the relevant leased aircraft with a carrying amount of RMB28,553,000,000. In addition, bank loans of approximately RMB158,000,000 and obligations under finance leases of approximately RMB2,374,000,000 were guaranteed by CSAHC and certain banks.

Save as aforesaid or as otherwise mentioned herein and apart from intra-group liabilities, the Group did not have any outstanding loans and overdrafts, debt securities, debentures, mortgages, finance lease commitments, guarantees and acceptances, material contingent liabilities or other indebtedness in the nature of borrowings as at the close of business on 31 July 2012.

The Directors are not aware of any material changes in the indebtedness or contingent liabilities of the Group since 31 July 2012.

3. EFFECT

The Group's principal business activity is that of civil aviation. Following the completion of the Acquisition, the Group's passenger volume is expected to increase and operating cost per available seat kilometres is expected to decrease. The Boeing Aircraft will increase the ATKs of the Group by 7.93% when compared to the ATKs of the Group as at 31 December 2011, without taking into account the adjustment to be made by the Group according to market conditions and age of the aircraft fleet. As a result, the Group's earnings are expected to be better off. The Group therefore considered that the Acquisition is in the best interest of the Group.

As the Acquisition will be partly financed through commercial loans from commercial banks and partly financed by internal fund, the Acquisition may therefore result in an increase in the Group's debt-to-equity ratio, but as the consideration for the Acquisition is payable by instalments, it is not expected to have any substantial impact on the Group's cash-flow position or its business operations and the Acquisition will not add immediate financial burden to the Group. The Acquisition is not expected to result in any material impact on the earnings, assets and liabilities of the Group.

4. MATERIAL CHANGE

The Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2011 (being the date to which the latest published audited financial statements of the Group were made up).

5. WORKING CAPITAL

Taking into account the present internal resources and the available banking facilities of the Group, the Directors, after due and careful enquiry, are of the opinion that the working capital of the Group is sufficient for at least 12 months from the date of this circular.

– 9 –

APPENDIX II GENERAL INFORMATION

1. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which were taken or deemed to have under such provisions of the SFO), or were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules. None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons (other than the Directors, chief executive or Supervisors of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all

– 10 –

APPENDIX II **GENERAL INFORMATION**

circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

Name of shareholders	Capacity	Types of Shares	Number of Shares held	% of the total issued A Shares of the Company	% of the total issued H Shares of the Company	% of the total issued share capital of the Company
CSAHC *(Note 1)*	Beneficial owner	A Shares	4,145,050,000 (L)	59.02%	–	42.22%
	Interest of controlled corporations	H Shares	1,064,770,000 (L)	–	38.10%	10.85%
		Sub-total	*5,209,820,000 (L)*	–	–	*53.07%*
Nan Lung Holding Limited ("Nan Lung") *(Note 1)*	Beneficial owner	H Shares	1,064,770,000 (L)	–	38.10%	10.85%
JPMorgan Chase & Co *(Note 2)*	Beneficial owner	H Shares	3,304,000 (L)	–	0.12%	0.03%
	Investment Manager	H Shares	153,087,000 (L)	–	5.48%	1.56%
	Custodian	H Shares	37,919,467 (L)	–	1.35%	0.39%
		Sub-total	*194,310,467 (L)*	–	*6.95%*	*1.98%*
	Beneficial owner	H Shares	957,213 (S)	–	0.03%	0.01%

Note:

1. CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

2. JPMorgan Chase & Co. held interest in a total of 194,310,467 H Shares (Long position) in the Company by virtue of its control over the following corporations:

   (i) China International Fund Management Co Ltd held 18,506,000 H Shares (Long position) in the Company and was owned as to 49% by JPMorgan Asset Management (UK) Limited, a wholly-owned subsidiary of JPMorgan Asset Management Holdings (UK) Limited. JPMorgan Asset Management Holdings (UK) Limited was a wholly-owned subsidiary of JPMorgan Asset Management International Limited which was in turn wholly owned by JPMorgan Asset Management Holdings Inc., a wholly-owned subsidiary of JPMorgan Chase & Co.

   (ii) JF Asset Management Limited held 103,040,000 H Shares (Long position) in the Company and was a wholly-owned subsidiary of JPMorgan Asset Management (Asia) Inc. which in turn was wholly owned by JPMorgan Asset Management Holdings Inc. referred to in (i) above.

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APPENDIX II GENERAL INFORMATION

(iii) JF International Management Inc. held 1,998,000 H Shares (Long position) in the Company and was wholly owned by JPMorgan Asset Management (Asia) Inc. referred to in (ii) above.

(iv) JPMorgan Asset Management (Japan) Limited held 8,166,000 H Shares (Long position) in the Company and was wholly owned by JPMorgan Asset Management (Asia) Inc. referred to in (ii) above.

(v) JPMorgan Asset Management (Singapore) Limited held 11,078,000 H Shares (Long position) in the Company and was wholly owned by JPMorgan Asset Management (Asia) Inc. referred to in (ii) above.

(vi) JPMorgan Asset Management (Taiwan) Limited held 10,290,000 H Shares (Long position) in the Company and was wholly owned by JPMorgan Asset Management (Asia) Inc. referred to in (ii) above.

(vii) J.P. Morgan Whitefriars Inc. held 3,304,000 H Shares (Long position) in the Company. J.P. Morgan Whitefriars Inc. was a wholly-owned subsidiary of J.P. Morgan Overseas Capital Corporation, which in turn was a wholly-owned subsidiary of J.P. Morgan International Finance Limited. J.P. Morgan International Finance Limited was wholly owned by Bank One International Holdings Corporation, being a corporation wholly owned by J.P. Morgan International Inc. and J.P. Morgan International Inc. was wholly owned by JPMorgan Chase Bank, N.A. which was in turn held by JPMorgan Chase & Co. as to 100%.

(viii) J.P. Morgan International Inc. held 9,000 H Shares (Long position) in the Company and was wholly owned by JPMorgan Chase Bank, N.A. as referred to in (vii) above.

(ix) JP Morgan Chase Bank, N.A, which is a wholly-owned subsidiary of JPMorgan Chase & Co., held 37,919,467 H Shares (Long position) in the Company.

(x) J.P. Morgan Whitefriars (UK) held 957,213 H Shares (Short position) in the Company and was owned as to 99% by J.P. Morgan Whitefriars Inc., a wholly-owned subsidiary of J.P. Morgan Overseas Capital Corporation referred to in (vii) above.

The entire interest of JPMorgan Chase & Co. in the Company included a lending pool of 37,919,467 H Shares (Long position).

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4. MATERIAL CONTRACTS

The following contracts have been entered into by the Group (not being contract entered into in the ordinary course of business) within the two years immediately preceding the date of this circular:

(a) An aircraft acquisition agreement (the "**Aircraft Acquisition Agreement 1**") dated 30 September 2010, between Xiamen Airlines and Boeing, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell ten Boeing B737 series aircraft. The aggregate catalogue price of the ten Boeing B737 series aircraft was approximately US$699 million.

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APPENDIX II GENERAL INFORMATION

(b) An aircraft acquisition agreement (the "**Aircraft Acquisition Agreement 2**") dated 4 November 2010, between the Company and Airbus SNC, pursuant to which the Company agreed to acquire and Airbus SNC agreed to sell six Airbus A330 aircraft and 30 Airbus A320 series aircraft. The catalogue price of six Airbus A330 aircraft and 30 Airbus A320 series aircraft is US$1.205 billion and US$2.575 billion, respectively.

(c) A financial services agreement (the "**Financial Services Agreement**") dated 8 November 2010 between the Company and Southern Airlines Group Finance Company Limited (the "**Finance Company**"), a non-wholly owned subsidiary of CSAHC which is owned as to approximately 66% by CSAHC and its wholly-owned subsidiary and 34% by the Company together with its four subsidiaries, pursuant to which the Finance Company agreed to provide various financial services to the Group for a period of three years. The maximum daily balance of deposits (including the corresponding interests thereon) placed by the Group at any time during the life of the Financial Services Agreement shall not exceed the Cap which is set at RMB4 billion on any given day. In respect of the other financial services to be provided by the Finance Company to the Group, the total fees payable by the Group to the Finance Company shall not exceed RMB5 million for each of the three years ending 31 December 2013.

(d) A sales agency framework agreement (the "**Sales Agency Services Framework Agreement**") dated 28 January 2011 between the Company and China Southern Airlines Group Passenger and Cargo Agent Company Limited ("**PCACL**"), a wholly owned subsidiary of CSAHC, pursuant to which PCACL agrees to provide the (1) air ticket sales agency services, (2) airfreight forwarding sales agency services, (3) chartered flight and pallets agency services, (4) internal operation services for the inside storage area; and (5) delivery services for the outside storage area to the Group. The maximum annual aggregate amount of the services fee payable by the Company to PCACL under the Sales Agency Services Framework Agreement for each of the three years ending 31 December 2013 shall not exceed RMB250 million.

(e) An import and export agency framework agreement (the "**Import and Export Agency Framework Agreement**") dated 28 January 2011 between the Company and Southern Airlines (Group) Import and Export Trading Company ("**SAIETC**"), a wholly owned subsidiary of CSAHC, pursuant to which SAIETC agrees to provide the (1) import and export services, (2) custom clearing service, (3) customs declaration and inspection services; and (4) tendering and agency services to the Group. The maximum annual aggregate amount of the services fee payable by the Company to SAIETC under the Import and Export Agency Framework Agreement for each of the three years ending 31 December 2013 shall not exceed RMB97.2 million.

(f) A building lease agreement (the "**Building Lease Agreement**") dated 14 February 2011 between the Company and CSAHC, pursuant to which CSAHC leases to the Company certain buildings, facilities and other infrastructure related to the civil aviation businesses of the Company situated at various locations in Shenyang,

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APPENDIX II **GENERAL INFORMATION**

Dalian, Jilin, Harbin, Xinjiang. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Building Lease Agreement for each of the three years ending 31 December 2013 shall not exceed RMB 42,975,542.

(g) A land lease agreement (the "**Land Lease Agreement**") dated 14 February 2011 between the Company and CSAHC, pursuant to which CSAHC leases to the Company certain lands by leasing the land use rights of such lands to the Company for the purposes of its civil aviation and related businesses situated at various locations. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Land Lease Agreement for each of the three years ending 31 December 2013 shall not exceed RMB56,329,131.

(h) An aircraft acquisition agreement (the "**Aircraft Acquisition Agreement 3**") dated 9 May 2011, between Xiamen Airlines and Boeing, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell six Boeing B787 series aircraft. The catalogue price of six Boeing B787 series aircraft is US$1,089 million.

(i) An aircraft acquisition agreement (the "**Aircraft Acquisition Agreement 4**") dated 31 May 2011, between the Company and Boeing, pursuant to which the Company agreed to acquire and Boeing agreed to sell six Boeing B777F freighters. The catalogue price one Boeing B777F freighters is US$264 million.

(j) An aircraft acquisition agreement (the "**Aircraft Acquisition Agreement 5**") dated 28 February 2012, between the Company and Boeing, pursuant to which the Company agreed to acquire and Boeing agreed to sell ten Boeing B777-300ER aircraft. The catalogue price one Boeing B777-300ER aircraft is US$298 million.

(k) A supplemental agreement to the Financial Services Agreement dated 16 March 2012 entered into between the Company and the Finance Company to revise the maximum daily balance of deposits (including the corresponding interests thereon) to be placed by the Group at any time during the life of the Financial Services Agreement from RMB4 billion to RMB6 billion on any given day.

(l) A subscription agreement dated 11 June 2012 was entered into between the Company and CSAHC, pursuant to which CSAHC conditionally agreed to subscribe and the Company conditionally agreed to allot and issue up to 487,804,878 new A Shares for an aggregate of not more than RMB2 billion, equivalent to the subscription price of RMB4.10 per new A Share after the adjustment.

(m) The Boeing Aircraft Acquisition Agreement.

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APPENDIX II GENERAL INFORMATION

5. MATERIAL LITIGATION

No member of the Group was engaged in any litigation or claims of material importance, and no such litigation or claim of material importance was known to the Directors to be pending or threatened by or against any members of the Group, as at the Latest Practicable Date.

6. DIRECTORS' AND SUPERVISORS' INTERESTS

(a) None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2011, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b) None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

7. SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

8. MISCELLANEOUS

(a) The joint company secretaries of the Company are Mr. Xie Bing and Dr. Liu Wei.

Mr. Xie Bing, aged 39, graduated from Nanjing University of Aeronautics and Astronautics, majoring in civil aviation management. He subsequently received a master degree of business administration, a master degree of international finance and a master degree in Business Administration (EMBA) from Jinan University, the University of Birmingham, Britain and School of Economics and Management of Tsinghua University, respectively. Mr. Xie used to work in the Planning and Development Department, the Company Secretary Office of the Company and the General Office of CSAHC. He has been the Company Secretary since November 2007.

Dr. Liu Wei, aged 55, graduated from the Northwest University of China, the Chinese University of Political Science and Law, the University of Cambridge and the University of Hong Kong, with a bachelor in Chinese literature, a master degree in law and a PhD in Law respectively. He also completed his Common Professional Examination (CPE) with the Manchester University in England, as well as a Postgraduate Certificate in Laws (PCLL) with the University of Hong Kong. Dr. Liu is qualified to practice law in PRC, Hong Kong and England. He has extensive exposure in corporate finance and is a partner of DLA Piper Hong Kong.

– 15 –

APPENDIX II GENERAL INFORMATION

(b) The registered address of the Company is at 278 Ji Chang Road, Guangzhou, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

(c) The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong up to and including 12 October 2012:

(a) Articles of Association;

(b) the material contracts referred to in the paragraph headed "Material Contracts" in this Appendix;

(c) the 2010 and 2011 Annual Reports;

(d) the 2012 Interim Report; and

(e) circulars dated 13 April 2012, 23 April 2012 and 26 June 2012.

In respect of the Acquisition, the Company has applied to the Stock Exchange for a waiver for the Acquisition from strict compliance with Rule 14.58(4), Rule 14.66(10) and Appendix 1B paragraph 43(2)(b) to the Listing Rules, so that only the redacted version of the Aircraft Acquisition Agreement 1, the Aircraft Acquisition Agreement 2, the Aircraft Acquisition Agreement 3, the Aircraft Acquisition Agreement 4, the Aircraft Acquisition Agreement 5 and the Boeing Aircraft Acquisition Agreement will be available for inspection by the public. Information in relation to the actual consideration will not be disclosed in the aforesaid aircraft acquisition agreements.

– 16 –

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(在中華人民共和國註冊成立的股份有限公司)

(Stock Code 股份代號：1055)

NOTIFICATION LETTER 通知信函

26 September 2012

Dear Non-registered holder [(1)],

China Southern Airlines Company Limited (the "Company")
— Notice of Publication of Circular ("Current Corporate Communications")

The English and Chinese versions of the Company's Current Corporate Communications are available on the Company's website at www.csair.com and the HKExnews's website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking "Investor Relations" on the home page of our website, then selecting "Performance Report" or "Other Reports" and viewing them through Adobe® Reader® or browsing through the HKExnews's website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the "Hong Kong Share Registrar") by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company's website at www.csair.com or the HKExnews's website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please send an email to csair.ecom@computershare.com.hk.

Yours faithfully,
For and on behalf of
China Southern Airlines Company Limited
Si Xianmin
Chairman

Note: (1) This letter is addressed to Non-registered holders of the Company only ("Non-registered holder" means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人[(1)]:

中國南方航空股份有限公司(「本公司」)
— 通函(「本次公司通訊文件」)之發佈通知

本公司的本次公司通訊文件的中，英文版本已上載於本公司網站(www.csair.com)及香港交易所披露易網站(www.hkexnews.hk)，歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項，再在「業績報告」或「其他報告」下使用Adobe® Reader®開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如 閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司(「香港證券登記處」)(如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票)。香港證券登記處地址為香港灣仔皇后大道東183號合和中心17M樓。申請表格亦可於本公司網站(www.csair.com)或香港交易所披露易網站(www.hkexnews.hk)內下載。

如對本函內容有任何疑問，請電郵至 csair.ecom@computershare.com.hk 。

代表
中國南方航空股份有限公司
主席
司獻民
謹啟

2012年9月26日

附註： (1)此函件只向本公司之非登記持有人(「非登記持有人」指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊文件)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

Non-registered holder's information (English Name and Address)
非登記持有人資料(英文姓名及地址)

Request Form 申請表格

To: **China Southern Airlines Company Limited (the "Company")**
(Stock Code: 1055)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen's Road East
Wanchai, Hong Kong

致： **中國南方航空股份有限公司(「本公司」)**
(股份代號：1055)
經香港證券登記有限公司
香港灣仔皇后大道東183號
合和中心17M樓

I/We would like to receive the Corporate Communications* of the Company ("Corporate Communications") in the manner as indicated below:
本人／我們希望以下列方式收取　貴公司之公司通訊文件*(「公司通訊文件」)：
(Please mark ONLY ONE (X) of the following boxes)
(請從下列選擇中，僅在其中一個空格內劃上「X」號)

☐ to receive the **printed English version** of all Corporate Communications ONLY; **OR**
僅收取公司通訊文件之**英文印刷本；或**

☐ to receive the **printed Chinese version** of all Corporate Communications ONLY; **OR**
僅收取公司通訊文件之**中文印刷本；或**

☐ to receive both **printed English and Chinese versions** of all Corporate Communications.
同時收取公司通訊文件之**英文及中文印刷本**。

Contact telephone number
聯絡電話號碼

Signature(s)
簽名

Notes 附註：

1. Please complete all your details clearly.
請　閣下清楚填妥所有資料。

2. This letter is addressed to the Non-registered holders of the Company only ("Non-registered holder" means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).
此函件只向本公司之非登記持有人(「非登記持有人」指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。

3. Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void.
如在本表格作出超過一項選擇，或未有作出選擇，或未有簽署，或在其他方面填寫不正確，則本表格將會作廢。

4. The above instruction will apply to the Corporate Communications to be sent to you until you notify the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.
上述指示適用於發送予　閣下之所有公司通訊，直至　閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。

5. For the avoidance of doubt, we do not accept any other instruction given on this Request Form.
為免存疑，任何在本申請表格上的額外指示，本公司將不予處理。

* *Corporate Communications includes but not limited to (a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.*
公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

CSAH-26092012-1(0)

閣下寄回申請表格時，請將此郵寄標籤剪貼於信封上。
如在本港投寄毋須貼上郵票。
Please cut the mailing label and stick this on the envelope to return this Request Form to us.
No postage stamp necessary if posted in Hong Kong.

郵寄標籤　MAILING LABEL

香港證券登記有限公司
Hong Kong Registrars Limited
簡便回郵號碼 Freepost No. 37
香港 Hong Kong

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcement of the Company dated 29 December 2008 in relation to the existing Asset Lease Agreement.

As the existing Asset Lease Agreement expired on 31 December 2011 and the transactions contemplated under the existing Lease Agreement shall continue to be entered into on a recurring basis, in compliance with Rule 14A.35(1) of the Listing Rules, the Company and CSAHC have entered into the new Asset Lease Agreement on 25 September 2012 (after trading hours) to renew the leases transactions for a term of three years from 1 January 2012 to 31 December 2014.

The Company also entered into the Property Lease Agreements with CSAHC in relation to certain fragmented leases for properties located in Harbin, Changchun, Dalian, Beijing and Shanghai for a term of two years from 1 January 2012 to 31 December 2013.

The transactions contemplated under the Asset Lease Agreement and the Property Lease Agreements constitute continuing connected transactions of the Company exempt from the independent shareholders' approval requirements and are only subject to the reporting, announcement and annual review requirements under the Listing Rules.

Reference is made to the announcement of China Southern Airlines Company Limited (the “Company”) dated 29 December 2008 where the Company announced that China Southern Air Holding Company (“CSAHC”) had renewed an asset lease agreement (the "existing Asset Lease Agreement") with the Company, pursuant to which CSAHC agreed to continue to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou (previously known as “Shashi”), Changsha, Shenyang, Dalian, Harbin, Changchun, Beijing, Shanghai and Nanyang for a term of 3 years up to 31 December 2011, which is renewable by agreement between both parties thereto.

As the existing Asset Lease Agreement expired on 31 December 2011 and the transactions contemplated under the existing Asset Lease Agreement shall continue to be entered into on a recurring basis, in compliance with Rule 14A.35(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), the Company and CSAHC have entered into the new Asset Lease Agreement on 25 September 2012 (after trading hours) to renew the leases transactions for a term of three years from 1 January 2012 to 31 December 2014.

ASSET LEASE AGREEMENT

Date

25 September 2012 (after trading hours)

Parties

(a)	The Company, the principal business activity of the Company is that of civil aviation.

(b)	CSAHC, the controlling shareholder of the Company, directly and indirectly holding approximately 53.07% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. The principal business activity of CSAHC, based on its business licence, is that of operating and managing, on behalf of the PRC government, certain state-owned assets.

Subject matter

Pursuant to the new Asset Lease Agreement, CSAHC agrees to continue to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou (previously known as “Shashi”), Nanyang, Beijing, Shanghai, Changsha, Shenyang, Dalian, Harbin and Changchun (other than certain properties located in Harbin, Changchun, Dalian, Beijing and Shanghai and certain assets located in Nanyang which were covered in the existing Asset lease Agreement) for a fixed term of three years, commencing from the 1 January 2012 to 31 December 2014, and are renewable by agreement between both parties thereto, subject to compliance with the relevant requirements of the Listing Rules by the Company.

Under the new Asset Lease Agreement, the annual rent payable is RMB35,924,400 for the three years ended 31 December 2014 and is payable in advance quarterly by the Company wholly out of its internal funds.

The lands and properties leased by CSAHC to the Company under the new Asset Lease Agreement are used in the civil aviation businesses of the Company. The purchase and/or transfer of such buildings, facilities, infrastructure and the land use rights will involve the more time-consuming and costly process of transferring to the Company the relevant titles, ownership or land use rights relating thereto; whereas the renewal of the new Asset Lease Agreement allows the Company to continue to use those buildings, facilities and infrastructure to operate its expanded civil aviation business from the commencement date of the Lease Agreements at rents not higher than the market rates for similar buildings, facilities, infrastructure and lands.

PROPERTY LEASE AGREEMENTS

The Company also entered into five individual lease agreements (the "Property Lease Agreements") with CSAHC in relation to certain fragmented leases for properties located in Harbin, Changchun, Dalian, Beijing and Shanghai as originally covered in the existing Asset Lease Agreement for an aggregate annual rental of RMB 4,436,600 for a term of two years from 1 January 2012 to 31 December 2013 and is payable in advance semiannually by the Company wholly out of its internal funds.

As (a) it is costly and time consuming for the Company to reassess the rental value of these fragmented leased properties each time when the Asset Lease Agreement is to be renewed; and (b) the Company had already entered into entered into two lease agreements (the "2011 Lease Agreements"), namely, the building lease agreement (the "Building Lease Agreement") and the land lease agreement (the "Land Lease Agreement") with CSAHC, pursuant to which CSAHC continued to lease to the Company (i) certain buildings, facilities and other infrastructure related to the civil aviation businesses of the Company situated at various locations in Shenyang, Dalian, Jilin, Harbin, Xinjiang, etc; and (ii) certain lands by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company for a term of 3 years from 1 January 2011 to 31 December 2013, these five leases will be covered under the 2011 Lease Agreements when it is further renewed in 2014 so as to save resources as well as time of management of various property leases with CSAHC.

2

Further, the lease relating to Nanyang Jiangying Airport originally covered under the existing Asset Lease Agreement was excluded in the new Asset Lease Agreement as Nanyang Jiangying Airport is currently under expansion reconstruction and the asset conditions and valuation of Nanyang Jiangying Airport are likely to be substantially changed after such reconstruction, which no accurate assessment of the rental value of Nanyang Jiangying Airport is available at this stage.

Historical Figures and Cap

The previous annual rental paid to CSAHC by the Company (i) under the existing Asset Lease Agreement; and (ii) for all leases relating to lands and properties for the three years ended 31 December 2011 are as follows:

	Under the existing Asset Lease Agreement	For all leases of lands and properties
2009	RMB37,148,660	RMB 107,000,000
2010	RMB39,006,093	RMB 109,000,000
2011	RMB 40,956,397.65	RMB 140,000,000

The annual rent payable pursuant to each of the new Asset Lease Agreement of RMB 35,924,400 and the Property Lease Agreement of RMB4,436,600 is determined after arm’s length negotiation by the parties with reference to the rental assessment report prepared by Zhonglian Asset Valuation Group Co., Ltd. (中聯資產評估集團有限公司) taking into account the prevailing market rental for properties located at similar locations.

Implications under the Listing Rules

As CSAHC is a connected person of the Company, the transactions contemplated under the new Asset Lease Agreement and the Property Lease Agreements (the "2012 Lease Agreements") constitute continuing connected transactions for the Company under the Listing Rules. The board (the "Board") of directors (the "Directors") of the Company (including the independent non-executive Directors) considers that the terms of the 2012 Lease Agreements and the cap in respect thereof are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

Since the applicable percentage ratios for the transactions contemplated under the 2012 Lease Agreements is on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the 2012 Lease Agreements are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirements under the Listing Rules. Transactions contemplated under the 2012 Lease Agreements which took place since 1 January 2012 and prior to this announcement represented de minimis transactions under Rule 14A.33(3) of the Listing Rules.

3

The 2012 Lease Agreements are also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

GENERAL

Among the 11 Directors, three Directors, Mr. Si Xian Min, Mr. Wang Quan Hua and Mr. Yuan Xin An, who were duly appointed to the Board by CSAHC, were required to abstain from voting in respect of the resolutions to approve the 2012 Lease Agreements. All the remaining Directors who were entitled to vote, unanimously approved the resolutions approving the above 2012 Lease Agreements.

By order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

25 September 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors, and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

4